File No. 812-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION

6(C) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED FOR

EXEMPTIONS FROM SECTION 19(B) OF THE ACT AND RULE 19b-1

THEREUNDER

In the Matter of:

ING ASIA PACIFIC HIGH DIVIDEND EQUITY INCOME FUND;

ING EMERGING MARKETS HIGH DIVIDEND EQUITY FUND;

ING GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND;

ING GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND;

ING INFRASTRUCTURE, INDUSTRIALS AND MATERIALS FUND;

ING INTERNATIONAL HIGH DIVIDEND EQUITY INCOME FUND;

ING PRIME RATE TRUST;

ING RISK MANAGED NATURAL RESOURCES FUND;

ING INVESTMENTS, LLC;

ING INVESTMENT MANAGEMENT CO.; AND

DIRECTED SERVICES LLC

Please direct all communications, notices and orders to:

Jeffrey S. Puretz

Dechert LLP

1775 I Street, N.W.

Washington, DC 20006

With copies to:

Huey P. Falgout, Jr.

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258-2034

As filed with the Securities and Exchange Commission

On May 26, 2011

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

In the Matter of

ING ASIA PACIFIC HIGH DIVIDEND EQUITY INCOME FUND;

ING EMERGING MARKETS HIGH DIVIDEND EQUITY FUND;

ING GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND;

ING GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND;

ING INFRASTRUCTURE, INDUSTRIALS AND MATERIALS FUND;

ING INTERNATIONAL HIGH DIVIDEND EQUITY INCOME FUND;

ING PRIME RATE TRUST;

ING RISK MANAGED NATURAL RESOURCES FUND;

ING INVESTMENTS, LLC;

ING INVESTMENT MANAGEMENT CO.; AND

DIRECTED SERVICES LLC

) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR EXEMPTIONS FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER File No. 812-

ING Asia Pacific High Dividend Equity Income Fund (“IAE”); ING Emerging Markets High Dividend Equity Fund (“IHD”); ING Global Advantage and Premium Opportunity Fund (“IGA”); ING Global Equity Dividend and Premium Opportunity Fund (“IGD”); ING Infrastructure, Industrials and Materials Fund (“IDE”); ING International High Dividend Equity Income Fund (“IID”); ING Prime Rate Trust (“PRT”); ING Risk Managed Natural Resources Fund (“IRR,” together with IAE, IHD, IGA, IGD, IDE, IID, and PRT, the “Current Funds”); their investment adviser, ING Investments, LLC (“IIL”); the sub-adviser to certain of the Current Funds, ING Investment Management Co. (“ING IM”); an investment adviser under common control with ILL and ING IM, Directed Services LLC (“DSL”); and each registered closed-end investment company currently advised or to be advised in the future by the IIL, ING IM, or DSL (including any successor in interest)(1) or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Investment Company Act of 1940, as amended (the “Act”)) with IIL, ING IM, or DSL (such entities, together with IIL, ING IM, and DSL, the

(1)  A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

“Investment Advisers”) that decides in the future to rely on the requested relief(2) (such investment companies, together with the Current Funds, are referred to as the “Funds,” and with the Investment Advisers, the “Applicants”) hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Act providing Applicants an exemption from the provisions of Section 19(b) of the Act (“Section 19(b)”) and Rule 19b-1 thereunder (“Rule 19b-1”), as more fully set forth below.

At present each of the Applicants may rely on the exemptive order granted in the Matter of ING Clarion Real Estate Income Fund, et al., Release No. 28352 (August 5, 2008) (“Existing Order”).  The Existing Order provides that any closed-end fund advised by ING Clarion Real Estate Securities, L.P. (“CRES L.P.”), “including any successor in interest” (such successors, together with CRES L.P., “Clarion”), or “any entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act)” may rely on the Existing Order.  IIL, ING IM, DSL and Clarion are under common control within the meaning of Section 2(a)(9).  As discussed further below, it is expected that during the third quarter of 2011, Clarion will no longer be under common control with IIL, ING IM, and DSL.  As a consequence, pursuant to the terms of the Existing Order, the Current Funds will not be able to rely on the Existing Order.

(2)  All existing Funds currently intending to rely on the requested Order (defined below) are named as applicants.  Any closed-end investment company that relies on the Order in the future will comply with the terms and conditions of this application.

I.                                         Description of Applicants

Each Current Fund is, and each future Fund will be, a closed-end management investment company registered under the Act.

Fund	Investment Objective	Summary Strategy

ING Asia Pacific High Dividend Equity Income Fund, a Delaware statutory trust (1/11/07)

NYSE Listing:  IAE

Total assets as of 4/30/2011: $239,081,327

Outstanding common shares as of 4/30/2011:  12,486,842

Sub-Adviser:  ING Investment Management Asia/Pacific (Hong Kong) Limited (“IIM Asia/Pacific”) and ING Investment Management Advisors B.V. (“IIM B.V.”)

To seek total return through a combination of current income, capital gains and capital appreciation.

The Fund seeks to achieve its investment objective by investing at least 80% of its managed assets in dividend producing equity securities of Asia Pacific Companies and/or derivatives linked to equity securities of Asia Pacific Companies. The Fund seeks to invest primarily in high dividend yield equity securities. Asia Pacific Companies are companies that are listed and traded principally on Asia Pacific exchanges, including Australia, China, Hong Kong, India, Indonesia, Japan, Malaysia, New Zealand, Pakistan, Philippines, Singapore, South Korea, Taiwan, and Thailand.

ING Emerging Markets High Dividend Equity Fund, a Delaware statutory trust (7/6/10)

NYSE Listing:  IHD

Total assets as of 4/30/11: $366,979,154

Outstanding common shares as of 4/30/11: 19,255,000

Sub-Adviser:  IIM B.V.

To seek total return through a combination of current income, capital gains and capital appreciation.

The Fund seeks to achieve its investment objective by investing at least 80% of its managed assets in dividend producing equity securities of, or derivatives having economic characteristics similar to the equity securities of, issuers in emerging markets.

Fund	Investment Objective	Summary Strategy

ING Global Advantage and Premium Opportunity Fund, a Delaware statutory trust (7/7/05)

NYSE Listing:  IGA

Total assets as of 4/30/11: $249,484,668

Outstanding common shares as of 4/30/11: 18,306,934

Sub-Adviser:  ING IM

To seek to provide a high level of income with a secondary investment objective of capital appreciation.

The Fund seeks to achieve its investment objectives by investing at least 80% of its managed assets in a portfolio of common stocks of companies located in a number of different countries throughout the world (including up to 20% in emerging markets), including the United States. In addition, the Fund utilizes an integrated options writing strategy.

ING Global Equity Dividend and Premium Opportunity Fund, a Delaware statutory trust (4/1/04)

NYSE Listing:  IGD

Total assets as of 4/30/11: $1,129,128,168

Outstanding common shares as of 4/30/11: 97,332,435

Sub-Adviser:  IIM B.V.

To seek to provide a high level of income with a secondary investment objective of capital appreciation.

The Fund seeks to achieve its investment objectives by investing at least 80% of its managed assets in a portfolio of common stocks of dividend paying companies located throughout the world, including the U.S. In addition, the Fund utilizes an integrated options writing strategy.

ING Infrastructure, Industrials and Materials Fund, a Delaware statutory trust (11/6/07)

NYSE Listing:  IDE

Total assets as of 4/30/11: $461,407,280

Outstanding common shares as of 4/30/11: 19,805,000

Sub-Adviser:  ING IM

To seek total return through a combination of current income, capital gains and capital appreciation.

The Fund seeks to achieve its investment objective by investing at least 80% of its managed assets in the equity securities of, or derivatives having economic characteristics similar to the equity securities of, issuers in three broad market sectors—infrastructure, industrials and materials.

Fund	Investment Objective	Summary Strategy

ING International High Dividend Equity Income Fund, a Delaware statutory trust (4/4/07)

NYSE Listing:  IID

Total assets as of 4/30/11: $97,564,761

Outstanding common shares as of 4/30/11: 8,305,761

Sub-Adviser:  ING IM

Sub-Sub-Adviser:  IIM Europe and ING IM Asia/Pacific

	To seek current income and current gains with a secondary investment objective of long-term capital appreciation.	The Fund seeks to achieve its investment objectives by investing at least 80% of its managed assets in dividend-producing equity securities of foreign companies and/or derivatives.

ING Prime Rate Trust, a Massachusetts business trust (12/2/1987) NYSE Listing: PRT Total assets as of 4/30/11: $1,215,520,446 Outstanding common shares as of 4/30/11: 146,983,085 Sub-Adviser: ING IM	To seek a high level of current income as is consistent with the preservation of capital.	The Fund seeks to achieve its investment objective by investing at least 80% of its net assets in U.S. dollar denominated floating rate secured senior loans.

ING Risk Managed Natural Resources Fund, a Delaware statutory trust (8/4/06)

NYSE Listing:  IRR

Total assets as of 4/30/11: $344,215,581

Outstanding common shares as of 4/30/11: 22,728,972

Sub-Adviser:  ING IM

To seek total return through a combination of current income, capital gains and capital appreciation.

The Fund seeks to achieve its investment objective by investing at least 80% of its managed assets in the equity securities of, or derivatives linked to the equity securities of Natural Resources Companies.  In addition, the Fund utilizes an integrated options “collar” strategy.

ING Investments, LLC is an Arizona limited liability company, registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”) and as of April 30, 2011 had approximately $50.9 billion in assets under management.

ING Investment Management Co. is a Connecticut corporation, registered as an investment adviser under the Advisers Act and as of March 31, 2011 had approximately $64.8 billion in assets under management.

Directed Services LLC is a Delaware limited liability company, registered as an investment adviser under the Advisers Act and as of April 30, 2011 had approximately $43.3 billion in assets under management.

IIL, ING IM and DSL are indirect, wholly-owned subsidiaries of ING Groep N.V. (“ING Groep”).  ING Groep is a global financial institution of Dutch origin offering banking, investments, life insurance, and retirement services to over 85 million private, corporate, and institutional clients in more than 40 countries with a diverse workforce of about 105,000 people.

ING Groep has adopted a formal restructuring plan that was approved by the European Commission in November 2009 under which the ING life insurance businesses, including the retirement services and investment management businesses, which include IIL, DSL, and their immediate affiliates, would be divested from ING Groep by the end of 2013.  To achieve this goal, ING Groep announced in November 2010 that it plans to pursue two separate public offerings: one a U.S.-focused offering that would include U.S.-based insurance, retirement services, and investment management operations, and the other a European-based offering for European and Asian-based insurance and investment management operations.

In connection with this restructuring ING Groep has entered into an agreement with CB Richard Ellis Group, Inc. (“CBRE”) whereby CBRE will acquire for cash consideration a majority of the real estate investment management businesses of ING Groep, including ING Clarion Real Estate Securities, LLC, the successor in interest to CRES L.P.  As a result of this transaction, IIL and DSL will no longer be under common control with Clarion, and, under the terms of the Existing Order, the Applicants will no longer be able to rely on the Existing Order.

Objectives of the Distribution Plan.  The objectives of the distribution plan (defined below) are two-fold:  (1) to give investors an investment that provides regular distribution and steady cash flow; and (2) to help address discounts to net asset value per common share (“NAV”) that many closed-end funds experience.  Additionally, Applicants intend that over the long-term the rate of a Fund’s distributions will approximately equal the average annual total returns of that Fund.

Applicants believe that investors in the common shares of the Current Funds may prefer an investment vehicle that provides regular/monthly distributions and a steady cash flow.  In addition, the common stock of closed-end funds generally tends to trade in the marketplace at a discount to their NAVs.  At times, shareholders of certain closed-end funds trading at discounts have made it increasingly clear to the boards of directors and management of their funds that serious steps need to be taken toward addressing the discount.  To try to reduce the persistent discounts at which their shares trade, many closed-end funds have adopted managed distribution plans, which call for monthly or quarterly distributions to shareholders.  Some of these funds have successfully narrowed their discounts as a result.  In the view of the Applicants, the discount at which the Funds’ common shares may trade also may be reduced if such Funds similarly adopt a managed distribution plan that will permit such Funds to pay capital gains dividends with respect to their common shares more frequently than is permitted under Rule 19b-1.

II.                                   Relief Requested

Section 19(b) provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986 (the “Code”), more often than once every twelve months.  Rule 19b-1 provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code shall make more than: (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company; (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code; plus

(iii) one supplemental “clean-up” capital gain dividend pursuant to Section 855 of the Code, which amount may not exceed 10% of the total amount distributed for the year.

The Applicants believe that Rule 19b-1 should be interpreted to permit each Fund to pay an unlimited number of distributions on its common and preferred shares, if applicable, so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the permissible number of distributions.  However, in order to obtain certainty for the Funds’ proposed distribution policies, in the absence of such an interpretation Applicants hereby request an Order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) and Rule 19b-1.  The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of its preferred shares.

III.                               Representations of the Applicants

Applicants make the following representations regarding the requested relief:

Prior to implementing a distribution plan in reliance on the Order, the Board of Trustees (the “Board”) of a Fund including a majority of the members who are not “interested persons” of such Fund as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), shall have requested, and the Investment Advisers shall have provided, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed distribution policy.  In particular, the Board and the Independent Trustees shall have reviewed information regarding the purpose and terms of a proposed distribution policy, the likely effects of such policy on such Fund’s long-term total return (in relation to market price and NAV) and the relationship between such Fund’s distribution rate on its common shares under the policy and such Fund’s total return (in relation to NAV); whether the rate of distribution would exceed such Fund’s expected total return in relation to its NAV; and any foreseeable material effects of such policy on such Fund’s long-term total return (in relation to market price and NAV).

The Independent Trustees shall also have considered what conflicts of interest the Investment Advisers and the affiliated persons of the Investment Advisers and each such Fund might have with respect to the adoption or implementation of such policy.  Only after considering such information shall the Board, including the Independent Trustees, of a Fund approve a distribution policy with respect to such Fund’s common shares (the “Plan”) and in connection with such approval shall have determined that such Plan is consistent with a Fund’s investment objectives and in the best interests of a Fund’s common shareholders.

Generally, the purpose of a Plan would be to permit a Fund to distribute over the course of each year, through periodic distributions as nearly equal as practicable and any required special distributions, an amount closely approximating the total taxable income of such Fund during such year and, if so determined by its Board, all or a portion of the returns of capital paid by portfolio companies to such Fund during such year. It is anticipated that under the Plan of a Fund, such Fund would distribute to its respective common shareholders a fixed monthly percentage of the market price of such Fund’s common shares at a particular point in time or a fixed monthly percentage of NAV at a particular time or a fixed monthly amount, any of which may be adjusted from time to time.  It is anticipated that under a Plan, the minimum annual distribution rate with respect to such Fund’s common shares would be independent of a Fund’s performance during any particular period but would be expected to correlate with a Fund’s performance over time.  Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of a Fund’s performance for an entire calendar year and to enable a Fund to comply with the distribution requirements of Subchapter M of the Code for the fiscal year, it is anticipated that each distribution on the common shares would be at the stated rate then in effect.

In addition, prior to the implementation of a Plan for a Fund, the Board shall have adopted policies and procedures under Rule 38a-1 under the Act that:

(i)                                     are reasonably designed to ensure that all notices required to be sent to the Fund’s shareholders pursuant to Section 19(a), Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Plan include the disclosure required by condition 3(a) below; and

(ii)                                  require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for such Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of a Fund shall summarize the basis for its approval of a Plan, including its consideration of the factors described above.  Such records will be maintained for a period of at least six years from the date of such meeting, the first two years in an easily accessible place or for such longer period as may otherwise be required by law.

In order to rely on the Order a future Fund must satisfy each of the foregoing representations except that such representations will be made in respect of actions by the board of directors/trustees of such future Fund and will be made at a future time and except that the purpose of its distribution policy may differ from the purpose of the Plans by the Current Funds in that such distribution policy may be to distribute a fixed amount or a fixed percentage of NAV without regard to the level of income, appreciation or total return of such Fund over particular series of dividend periods or with regard to only one or a combination of such elements over such period of time and may exclude reference to distributions of capital received from portfolio companies.  Notwithstanding the foregoing, under any such distribution policy such future Fund would expect that its distributions would correlate with its total return over time plus, if applicable, distributions of capital received from such future Fund’s portfolio companies.

IV.                              Justification for the Requested Relief

Section 6(c) of the Act provides that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) and Rule 19b-1 would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Applicants and their respective shareholders.

1.                                       Receipt of the Order would serve shareholder interests.

Applicants believe that the shareholders of the Funds may prefer an investment vehicle that provides regular/monthly distributions and a steady cash flow through a fixed distribution plan.

An exemption from Rule 19b-1 would benefit shareholders in another way.  The common stock of closed-end funds generally tends to trade in the marketplace at a discount to their NAV.  In the view of the Applicants, the discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of capital gain.  Such a reduction in discount would benefit the Funds’ common shareholders along with the Funds.

2.                                       Each Fund’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.(3)  However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be

(3)  See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 01-1382, 91st Cong., 2d Sess. 29 (1970).

sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). Similar information is included in the Funds’ annual reports to shareholders and on Internal Revenue Service (“IRS”) Form 1099-DIV, which is sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).

In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part V below, and each of them has adopted compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required 19(a) Notices and disclosures are sent to shareholders.

By providing the information required by Section 19(a) and Rule 19a-1, and by complying with the procedures adopted under the Plan and the conditions listed below, each Fund’s shareholders would be provided sufficient information to understand that their periodic distributions are not tied to a Fund’s net investment income (which for this purpose is a Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return.  Accordingly, continuing to subject the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection.  Compliance with each Fund’s compliance procedures and condition 3 set forth below will ensure that prospective shareholders and third parties are provided with the same information.  In addition, the Funds will undertake to request intermediaries to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule, order or the staff.

3.                                       Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

Rule 19b-1, when applied to a Plan, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid:  inappropriate influence on portfolio management decisions.  Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so.  In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management: (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1; and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1.  There is no reason or logic in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates and being required to pay income tax on the amount of such income). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

4.                                       Other concerns leading to adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital.  Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares.  Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

The Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, if any, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment.  Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred shares would be contrary to the expectation of investors.  There is also currently a tax rule that provides that any loss on the sale of shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gains distributions received with respect to such shares, and this rule discourages selling the dividend.

5.                                       Further limitations of Rule 19b-1.

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental “clean-up” distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under this rule.  Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital(4) (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long term capital gains otherwise would be available.  To distribute all of a fund’s long-term capital gains within the limits in Rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount.  Applicants believe that the application of Rule 19b-1 to a fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year.  To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends.  Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed end fund.  Such distributions are either fixed or are determined in periodic auctions by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long term capital gains.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the

(4)  These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment.  Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

6.                                       General

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares as often as monthly and in respect of their preferred shares as specified by or determined in accordance with the terms thereof.  Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions.  By reducing the amount of individual periodic distributions even further, implementation of the additional relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares.  Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer but also the long-term capital gain component is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the last dividend of the year.  In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1 in the circumstances referred to above distorts the effective and proper functioning of the Funds’ distributions and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid.  These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

V.                                  Applicants’ Conditions

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to the following conditions:

1.                                       Compliance Review and Reporting

The Fund’s chief compliance officer will: (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether: (i) the Fund and its Investment Adviser have complied with the conditions of the Order, and (ii) a material compliance matter ( as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2.                                       Disclosures to Fund Shareholders

(a)                                  Each 19(a) Notice disseminated to the holders of the Fund’s common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

(i)                                     Will provide, in a tabular or graphical format:

(1)                                  the amount of the distribution, on a per common share basis, together with the amounts of such distribution amount, on a per common share basis and as a percentage of such distribution amount, from estimated:  (A) net investment income; (B) net realized short term capital gains; (C) net realized long term capital gains; and (D) return of capital or other capital source;

(2)                                  the fiscal year to date cumulative amount of distributions, on a per common share basis, together with the amounts of such cumulative amount, on a per common share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short term capital gains; (C) net realized long term capital gains; and (D) return of capital or other capital source;

(3)                                  the average annual total return in relation to the change in NAV for the 5 year period (or, if a Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4)                                  the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year to date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date;

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii)                                  Will include the following disclosure:

(1)                                  “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Plan”;

(2)                                  “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”(5); and

(3)                                  “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for tax reporting purposes will depend upon the

(5)  The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year to date cumulative distributions are estimated to include a return of capital.

Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.  The Fund will send you a Form 1099 DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”;

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

(b)                                 On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:

(i)                                     describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii)                                  include the disclosure required by condition 2(a)(ii)(1) above;

(iii)                               state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

(iv)                              describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination; and

(c)                                  Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3.                                       Disclosure to Shareholders, Prospective Shareholders and Third Parties

(a)                                  The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

(b)                                 The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c)                                  The Fund will post prominently a statement on its (or the Investment Advisers’) Web site containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such Web site for at least 24 months.

4.                                       Delivery of 19(a) Notices to Beneficial Owners

If a broker, dealer, bank or other person (“financial intermediary”) holds common shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5.                                       Additional Board Determinations for Funds Whose Shares Trade at a Premium

If:

(a)                                  The Fund’s common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b)                                 The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12 week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12 week rolling period;

then:

(i)                                     At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of the Independent Trustees:

(1)                                  will request and evaluate, and the Fund’s Investment Advisers will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

(2)                                  will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A)                              whether the Plan is accomplishing its purpose(s);

(B)                                the reasonably foreseeable material effects of the Plan on the Fund’s long term total return in relation to the market price and NAV of the Fund’s common shares; and

(C)                                the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3)                                  based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

(ii)                                  The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6.                                       Public Offerings

The Fund will not make a public offering of the Fund’s common shares other than:

(a)                                  a rights offering below NAV to holders of the Fund’s common shares;

(b)                                 an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c)                                  an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i)                                     the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date(6), expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date(7); and

(ii)                                  the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred shares as such Fund may issue.

(6)                                  If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

(7)                                  If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

7.                                      Amendments to Rule 19b-1

The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VI.                                Applicable Precedent

The Commission has granted relief identical to the relief sought here in the following orders:  In the Matter of Federated Enhanced Treasury Income Fund, et al., Release No. 29379 (August 10, 2010); In the Matter of MFS Government Markets Income Trust, et al., Release No. 29063 (November 24, 2009); In the Matter of Pioneer Diversified High Income Trust, et al., Release No. 28995 (November 10, 2009); In the Matter of Neuberger Berman Management LLC, et al., Release No. 28994 (November 10, 2009); In the Matter of Evergreen Income Advantage Fund, et al., Release No. 28985 (October 27, 2009); In the Matter of Alpine Global Dynamic Dividend Fund, et al., Release No. 28937 (September 30, 2009); In the Matter of Clough Global Allocation Fund, et al., Release No. 28904 (September 21, 2009); In the Matter of Reaves Utility Income Fund, et al., Release No. 28843 (August 11, 2009); In the Matter of BlackRock International Growth and Income Trust, et al., Release No. 28719 (May 5, 2009); In the Matter of Eaton Vance Enhanced Equity Income Fund, et al., Release No. 28643 (March 10, 2009); In the Matter of SunAmerica Focused Alpha Growth Fund, Inc., et al., Release No. 28612 (February 3, 2009); In the Matter of Macquarie Global Infrastructure Total Return Fund Inc., et al., Release No. 28611 (February 3, 2009); In the Matter of Boulder Total Return Fund, Inc., et al., Release No. 28486 (November 17, 2008); In the Matter of The Zweig Total Return Fund, Inc., et al., Release No. 28485 (November 17, 2008); In the Matter of Calamos Convertible Opportunities and Income Fund, et al., Release No. 38483 (November 4, 2008); In the Matter of PIMCO Municipal Income Fund, et al., Release No. 28412 (September 29, 2008); In the Matter of John Hancock Income Securities Trust, et al., Release No. 28389 (September 24, 2008); In the Matter of DNP Select Income Fund Inc., et al., Release No. 28368 (August 26, 2008); In the Matter of Cohen & Steers Advantage Income Realty Fund, Inc., et al., Release No. 28358 (August 19,

2008); In the Matter of The Mexico Fund, et al., Release No. 28357 (August 12, 2008); and In the Matter of ING Clarion Real Estate Income Fund, et al., Release No. 28352 (August 5, 2008).

VII.                          Procedural Compliance

At a meeting duly held on May 19, 2011 the Board of the Current Funds adopted the following resolutions authorizing the execution and filing of this Application.

RESOLVED, that ING Asia Pacific High Dividend Equity Income Fund, ING Emerging Markets High Dividend Equity Fund, ING Global Advantage and Premium Opportunity Fund, ING Global Equity Dividend and Premium Opportunity Fund, ING International High Dividend Equity Income Fund, ING Infrastructure, Industrials and Materials Fund, ING Prime Rate Trust, and ING Risk Managed Natural Resources Fund, (each a “Fund” and collectively, the “Funds”), be, and each hereby is, authorized and directed to join in an application for exemptive relief (the “Application”) to the U.S. Securities and Exchange Commission, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder permitting the Funds and hereinafter registered closed-end investment companies advised by ING Investments, LLC (“IIL”), ING Investment Management Co. (“ING IM”), Directed Services LLC (“DSL”) or by any entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with IIL, ING IM, or DSL to make periodic capital gains distributions on any class of capital stock of the Funds in any one taxable year, as presented at this Meeting, and to execute and cause to be filed the Application, and any amendments thereto, with the U.S. Securities and Exchange Commission; and

FURTHER RESOLVED, that the appropriate officers of the Funds, with the advice of counsel be, and each hereby is, authorized and directed to take all such further action and execute and deliver all such further instruments and documents, including, but not limited to, the Application or any amendments thereto, in the name of, and on behalf of, the Applicants as in their judgment shall be necessary to accomplish the purpose of the foregoing resolutions.

Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so; that under the provisions of the Declaration of Trust of such Applicant, responsibility for the management of the affairs of such Applicant is vested in its Board; and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

The verifications required by Rule 0-2(d) under the Act are attached to this Application as Exhibit A.

Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:

1.                                       (a)  The address of each of the Applicants is as follows:

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258-2034

(b)         Any questions regarding this Application should be directed to:

Jeffrey S. Puretz

Dechert LLP

1775 I Street, N.W.

Washington, DC 20006

(202) 261-3300

IX.                              Conclusion

On the basis of the foregoing, the Applicants respectfully request that the Commission enter an Order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as once per month so long as it complies with the conditions of the Order and maintains in effect a distribution policy with respect to its common shares calling for periodic distributions of an amount equal to a fixed amount per share, a fixed percentage of market price per share or a fixed percentage of such Fund’s NAV.

ING ASIA PACIFIC HIGH DIVIDEND EQUITY INCOME FUND

By:	/s/ Shaun P. Mathews
Name: Shaun P. Mathews
Title: President and Chief Executive Officer

ING EMERGING MARKETS HIGH DIVIDEND EQUITY FUND

By:	/s/ Shaun P. Mathews
Name: Shaun P. Mathews
Title: President and Chief Executive Officer

ING GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND

By:	/s/ Shaun P. Mathews
Name: Shaun P. Mathews
Title: President and Chief Executive Officer

ING GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND

By:	/s/ Shaun P. Mathews
Name: Shaun P. Mathews
Title: President and Chief Executive Officer

ING INFRASTRUCTURE, INDUSTRIALS AND MATERIALS FUND

By:	/s/ Shaun P. Mathews
Name: Shaun P. Mathews
Title: President and Chief Executive Officer

ING INTERNATIONAL HIGH DIVIDEND EQUITY INCOME FUND

By:	/s/ Shaun P. Mathews
Name: Shaun P. Mathews
Title: President and Chief Executive Officer

ING PRIME RATE TRUST

By:	/s/ Shaun P. Mathews
Name: Shaun P. Mathews
Title: President and Chief Executive Officer

ING RISK MANAGED NATURAL RESOURCES FUND

By:	/s/ Shaun P. Mathews
Name: Shaun P. Mathews
Title: President and Chief Executive Officer

ING INVESTMENTS, LLC

By:	/s/ Shaun P. Mathews
Name: Shaun P. Mathews
Title: President and Chief Executive Officer

ING INVESTMENT MANAGEMENT CO.

By:	/s/ Shaun P. Mathews
Name: Shaun P. Mathews
Title: Executive Vice President

DIRECTED SERVICES LLC

By:	/s/ Shaun P. Mathews
Name: Shaun P. Mathews
Title: Executive Vice President

Dated:  May 26, 2011

EXHIBIT INDEX

Exhibit A

1.

Verification of ING Asia Pacific High Dividend Equity Income Fund; ING Emerging Markets High Dividend Equity Fund; ING Global Advantage and Premium Opportunity Fund; ING Global Equity Dividend and Premium Opportunity Fund; ING Infrastructure, Industrials and Materials Fund; ING International High Dividend Equity Income Fund; ING Prime Rate Trust; and ING Risk Managed Natural Resources Fund

2.	Verification of ING Investments, LLC

3.	Verification of ING Investment Management Co. and Directed Services LLC

Exhibit B - Resolution

EXHIBIT A-1

VERIFICATION

STATE OF CONNECTICUT	)
COUNTY OF HARTFORD	)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of ING Asia Pacific High Dividend Equity Income Fund; ING Emerging Markets High Dividend Equity Fund; ING Global Advantage and Premium Opportunity Fund; ING Global Equity Dividend and Premium Opportunity Fund; ING Infrastructure, Industrials and Materials Fund; ING International High Dividend Equity Income Fund; ING Prime Rate Trust; and ING Risk Managed Natural Resources Fund (collectively, the “Funds”); that he is the President and Chief Executive Officer of the Funds; and that all actions by trustees and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ING ASIA PACIFIC HIGH DIVIDEND EQUITY INCOME FUND

ING EMERGING MARKETS HIGH DIVIDEND EQUITY FUND

ING GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND

ING GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND

ING INFRASTRUCTURE, INDUSTRIALS AND MATERIALS FUND

ING INTERNATIONAL HIGH DIVIDEND EQUITY INCOME FUND

ING PRIME RATE TRUST

ING RISK MANAGED NATURAL RESOURCES FUND

By:	/s/ Shaun P. Mathews
Name: Shaun P. Mathews
Title: President and Chief Executive Officer
Date: May 26, 2011

EXHIBIT A-2

VERIFICATION

STATE OF CONNECTICUT	)
COUNTY OF HARTFORD	)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of ING Investments, LLC (the “Adviser”); that he is the President and Chief Executive Officer of the Adviser; and that all actions by trustees and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ING INVESTMENTS, LLC

By:	/s/ Shaun P. Mathews
Name: Shaun P. Mathews
Title: President and Chief Executive Officer
Date: May 26, 2011

EXHIBIT A-3

VERIFICATION

STATE OF CONNECTICUT	)
COUNTY OF HARTFORD	)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of ING Investment Management Co. and Directed Services LLC (together, the “Advisers”); that he is the Executive Vice President of the Advisers; and that all actions by trustees and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ING INVESTMENT MANAGEMENT CO.
DIRECTED SERVICES LLC

By:	/s/ Shaun P. Mathews
Name: Shaun P. Mathews
Title: Executive Vice President
Date: May 26, 2011

A-32

EXHIBIT B

Authority to Apply for SEC Exemptive Relief

RESOLVED, that ING Asia Pacific High Dividend Equity Income Fund, ING Emerging Markets High Dividend Equity Fund, ING Global Advantage and Premium Opportunity Fund, ING Global Equity Dividend and Premium Opportunity Fund, ING International High Dividend Equity Income Fund, ING Infrastructure, Industrials and Materials Fund, ING Prime Rate Trust, and ING Risk Managed Natural Resources Fund, (each a “Fund” and collectively, the “Funds”), be, and each hereby is, authorized and directed to join in an application for exemptive relief (the “Application”) to the U.S. Securities and Exchange Commission, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder permitting the Funds and hereinafter registered closed-end investment companies advised by ING Investments, LLC (“IIL”), ING Investment Management Co. (“ING IM”), Directed Services LLC (“DSL”) or by any entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with IIL, ING IM, or DSL to make periodic capital gains distributions on any class of capital stock of the Funds in any one taxable year, as presented at this Meeting, and to execute and cause to be filed the Application, and any amendments thereto, with the U.S. Securities and Exchange Commission; and

FURTHER RESOLVED, that the appropriate officers of the Funds, with the advice of counsel be, and each hereby is, authorized and directed to take all such further action and execute and deliver all such further instruments and documents, including, but not limited to, the Application or any amendments thereto, in the name of, and on behalf of, the Applicants as in their judgment shall be necessary to accomplish the purpose of the foregoing resolutions.